

November 30, 2010

Mr. Jon Buttles
Principal Executive Officer
Advance Nanotech , Inc.
400 Rella Boulevard, Suite 160
Montebello, New York 10901

> **Re: Advance Nanotech , Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on April 15, 2010**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 000-10065**

Dear Mr. Buttles:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Jon Buttles

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 8

We may be classified as an inadvertent investment company., page 10

1. We note your disclosure in the third paragraph. Please tell us whether you have requested an order that will exempt you from being characterized as an investment company or an opinion of counsel that you are not an investment company, and if so, please tell us the status of your request.

Management, page 20

2. Please revise future filings to discuss briefly, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Regulation S-K Item 401(e).

Item 7. Management's Discussion and Analysis

Overview and Plan of Operations, page 15

3. We see your disclosure on page 15 that you are assisting in the development of Owlstone, your principal asset. We also reference the disclosure in Note 2 on page F-18 that management is devoting substantially all of its efforts to assisting its minority-owned subsidiary, Owlstone, in the development of its products and services. Please tell us the specific activities you are performing to assist with the development of Owlstone including whether you are providing any financial support.

Item 9 (c) Changes in Internal Control over Financial Reporting, page 19

4. We note your disclosure on page 19 that during the fourth quarter of 2009 there were no other changes in your internal control over financial reporting. Please tell us what you mean by the statement that there were no other changes. Please also tell us what changes were made and why these are not disclosed.

Financial Statements

Statements of Stockholders' Deficit, page F-8

5. Please explain to us the components of each of the entries in the line item "effects of deconsolidation of previously majority-owned subsidiary and subsidiary abandonment".

Statements of Cash Flows, page F-9

6. Please tell us why you have included the $5.1 million gain on deconsolidation of subsidiaries as an investing activity, rather than as an adjustment to reconcile net income (loss) to cash flows used in operating activities. Please tell us whether any cash was paid for this transaction as indicated on page F-9. In addition, please reconcile this amount to the $6.7 million gain from investments included in the Statements of Operations and Comprehensive Loss.

Note 5. Investments, page F-19

7. Since the Owlstone investment appears to be material to investors, please tell us why you have not filed separate financial statements for this equity investment. In addition, tell us where you have provided the disclosures required by Rule 8-03(b)(3) of Regulation S-X.

8. Please tell us how you considered the guidance in FASB ASC 810-10-25-20 through 25-38 with regard to the consolidation of Owlstone. Please provide us your analysis of how you concluded that Owlstone is not a VIE that would be required to be consolidated in your financial statements in accordance with this literature.

9. Regarding the table in Note 5 on page F-20 please provide us the calculations of how you determined the amount of the $6.7 million gain on remeasurement of your investment in Owlstone. Your response should clarify how you determined the deficit carrying value and the fair value of the investment retained at the date of deconsolidation. Please also tell us whether the investment balance in the table of $1.0 million represents fair value at the date of deconsolidation. Please provide us with your journal entries to record this transaction at the date of deconsolidation.

10. Please explain to us how you determined the fair value of Owlstone at the date of deconsolidation, the basis for that determination and how the valuation complies with the accounting literature. Please clarify your statement in the last paragraph on page F-19

that it is "not practicable to estimate the fair value of the investment." If you are unable to estimate the fair value of the investment for possible impairment please tell us how you were able to estimate the fair value and record the $6.7 million gain at the date of deconsolidation.

Note 7. Convertible Notes Payable, page F-20

11. Please tell us to whom the convertible notes were issued and clarify whether they are related parties.

Note 16. Discontinued Operations, page F-31

12. Please tell us where you have disclosed the components of income (loss) from discontinued operations included in your statements of operations each period. There appears to be several subsidiaries and activities that have been discontinued: however, the amounts and components of these discontinued operations or activities do not appear to be disclosed in Note 16.

Exhibits 31.1 and 31.2

13. We note that you have omitted the required reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introductory language in paragraph 4 and have also omitted paragraph 4(b) of your certifications. Please amend your filing to include the certifications required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2010

Note 2. Going Concern, page 10

14. We refer to the disclosures on page 10 that if you are unable to negotiate an extension of the maturity or a modification of terms of the Notes that you may have to seek protection from creditors under the bankruptcy laws and, if so, the prospects for the Company and its stockholders will be severely limited. Please provide us an update of the status of this Going Concern matter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation., page 6

15. Please revise future filings to describe the material terms of each named executive officer's employment agreement and the material terms of each stock award or option award granted to your named executive officers, including the date of exercisability, any conditions to exercisability, and any provision that could cause the exercise price to be lowered. Refer to Regulation S-K Item 402(o), (q).

Item 13. Certain Relationships and Related Transactions . . . , page 12

Certain Relationship and Related Transactions, page 12

16. Please tell us, and revise future filings as appropriate to provide, the information required by Regulation S-K Item 404(a) for your sublease agreement with Owlstone Nanotech Inc., mentioned on page 12 of your 10-K filed March 31, 2010, and your advances to Owlstone Nanotech, Inc., mentioned in Note 3 on page F-18 of your 10-K filed March 31, 2010. We note your disclosure on page 10 that Owlstone beneficially owns 17.97% of your outstanding common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief